SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
FEBRUARY 18, 2005
AngloGold Ashanti Limited
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:

Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes:

No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes:

No:

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:

No:

Enclosures:
GRANTING OF OPTIONS TO DIRECTOR OF ANGLOGOLD ASHANTI LIMITED

ANGLOGOLD ASHANTI LIMITED
(formerly: AngloGold Limited)
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
("AngloGold" or "the Company")
ISIN: ZAE000043485 JSE Share code: ANG
GRANTING OF OPTIONS TO DIRECTORS OF ANGLOGOLD ASHANTI LIMITED
IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME
In terms of JSE Listings Requirement 3.63 we hereby provide the following information regarding the granting of options by the Company in terms of the AngloGold Share Incentive Scheme to directors and company secretarial personnel as follows:
Date of notification : 16 February 2005
Effective date of grant : 1 May 2004
Strike price :                     R221.00 per option
Vesting date :
Provided the performance conditions under which the options were granted are met, options will mature 3 years from effective date of grant, namely 1 May 2007. Any options not exercised by 1 May 2014 will lapse.
Class of security : Options to acquire ordinary shares
Type of interest :                                                   Direct beneficial
Clearance was obtained in terms of 3.66 of the JSE Listings Requirements.
Name                                                        Designation
Options
granted
Jonah : SE Director 50,000
Johannesburg
18 February 2005
JSE Sponsor : UBS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date:
FEBRUARY 18, 2005
By: /s/ C R B
ULL

Name: C R Bull
Title:   Company Secretary